FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

January 12, 2018

VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Withdrawal of Registration Statement on Form S-3
File No. 333-215287

Ladies and Gentlemen:

On behalf of Fusion Telecommunications International, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-3, together with all exhibits and amendments thereto (File No. 333-215287) (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2016, and was previously withdrawn by the Commission pursuant to the Company’s withdrawal request filed with the Commission on February 16, 2017.

The Company requests withdrawal of the Registration Statement because on December 15, 2017, the Company filed an amendment to the Registration Statement in error, when the Company’s intention was to file a new Registration Statement on Form S-3 under a separate file number. The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. Furthermore, the Registration Statement was already withdrawn by the Commission pursuant to the February 16, 2017 request. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Merrill B. Stone, Esq., via email at mstone@kelleydrye.com or via fax at (212) 808-7897.

If you have any questions with respect to this matter, please contact Mr. Stone at (212) 808-7543.

Very truly yours,

/s/ James P. Prenetta, Jr.
James P. Prenetta, Jr.
Executive Vice President and General Counsel